Filed Pursuant to Rule 433

Dated March 2, 2012

Registration No.333-165689

Fifth Third Bancorp

Pricing Term Sheet

Term Sheet

Issuer:	Fifth Third Bancorp
Security:	3.500% Senior Notes due 2022
Ratings*:	Baa1/BBB/A-/A(Low)
Currency:	USD
Size:	$500,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	March 15, 2022
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.0% US Treasury due February 15, 2022
Spread to Benchmark Treasury:	160 basis points
Benchmark Treasury Spot and Yield:	100-05;1.983%
Price to Public:	99.306% of face amount
Yield to maturity:	3.583%
Proceeds (Before Expenses) to Issuer:	$494,280,000 (98.856%)
Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2012
Optional Redemption:	The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to the redemption date.
Trade Date:	March 2, 2012
Settlement Date:	March 7, 2012 (T+3)
Denominations	$2,000 × $1,000
CUSIP/ISIN:	316773CL2 / US316773CL24
Joint Book-running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Fifth Third Securities, Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Jefferies & Company, Inc. RBC Capital Markets, LLC RBS Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, J.P. Morgan Securities LLC collect at (212) 834-4533, or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.